SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

     For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _________________ to _________________


                         Commission file number 0-16999


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      Urban Outfitters 401(k) Savings Plan
                        (known as Urban Outfitters, Inc.
                   Profit-Sharing Fund prior to July 1, 1999)


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Urban Outfitters, Inc.
                               1809 Walnut Street
                             Philadelphia, PA 19103

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                        (KNOWN AS URBAN OUTFITTERS, INC.
                   PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)


                                TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------

Independent auditors' reports...............................................  3

Financial statements:
         Statements of net assets available for benefits -
         December 31, 1999 and 1998.........................................  5

         Statement of changes in net assets available for benefits -
         year ended December 31, 1999.......................................  6

     Notes to financial statements..........................................  7

     Financial schedule:

         Schedule of assets held for investment purposes at
         December 31, 1999.................................................. 11

Signature................................................................... 12

Exhibits.................................................................... 13

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator of Urban Outfitters 401(k) Savings Plan
  (known as Urban Outfitters, Inc.
  Profit-Sharing Fund prior to July 1, 1999)
Philadelphia, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of Urban Outfitters 401(k) Savings Plan (known as Urban Outfitters, Inc. Profit-Sharing Fund prior to July 1, 1999) as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of Urban Outfitters 401(k) Savings Plan (known as Urban Outfitters, Inc. Profit-Sharing Fund prior to July 1, 1999) as of December 31, 1998 was audited by other auditors whose report dated June 14, 1999 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan (known as Urban Outfitters, Inc. Profit-Sharing Fund prior to July 1, 1999) as of December 31, 1999 and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.


Our audit was conducted for the purpose of forming an opinion on the basic financial statements for 1999 taken as a whole. The supplemental information included in the schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The information in the schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for 1999 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements for 1999 taken as a whole.


Mantas, Ohliger, McGary & Quinn, P.C.
King of Prussia, PA
June 28, 2000

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Urban Outfitters, Inc. Profit-Sharing Fund

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Urban Outfitters, Inc. Profit-Sharing Fund ("the Plan") at December 31, 1998 in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the financial statements of the Plan for any period subsequent to December 31, 1998.


PricewaterhouseCoopers LLP
Philadelphia, PA
June 14, 1999

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                        (KNOWN AS URBAN OUTFITTERS, INC.
                   PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                     ASSETS
                                                        1999              1998
                                                     ----------        ----------
Investments, at fair value:
   Urban Outfitters, Inc. common stock               $2,438,184(a)     $1,561,157(a)

   Shares of registered investment companies:
      BlackRock Money Market Fund                       526,272(a)             --
      Janus Mercury Fund                                 97,548                --
      Janus Growth and Income Fund                       60,776                --
      Other                                             156,937                --
   Cash                                                      --                42
   Participant loans                                      3,582                --
                                                     ----------        ----------
                                                      3,283,299         1,561,199
                                                     ----------        ----------
Contributions receivable:
   Participants                                          45,842                --
   Employer                                               9,051           198,000
                                                     ----------        ----------
                                                         54,893           198,000
                                                     ----------        ----------
     Total assets                                     3,338,192         1,759,199
                                                     ----------        ----------

                                   LIABILITIES

Total liabilities - accrued administrative fees          24,736             3,338
                                                     ----------        ----------

Net assets available for benefits                    $3,313,456        $1,755,861
                                                     ==========        ==========


----------
(a)  represents 5% or more of net assets available for benefits.

   The accompanying notes are an integral part of these financial statements.

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                        (KNOWN AS URBAN OUTFITTERS, INC.
                   PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1999

                                    ADDITIONS

Additions to net assets attributed to:
   Investment income:
      Net appreciation in fair value of investments                   $1,050,257
      Interest and dividends                                              16,201
                                                                      ----------
                                                                       1,066,458
                                                                      ----------
   Contributions:
      Participants                                                       694,171
      Employer                                                           124,273
      Rollovers from other plans                                          47,184
                                                                      ----------
                                                                         865,628
                                                                      ----------
           Total additions                                             1,932,086
                                                                      ----------

                                   DEDUCTIONS

Deductions from net assets attributed to:
   Benefits paid to participants                                         342,737
   Administrative expenses                                                31,754
                                                                      ----------
           Total deductions                                              374,491
                                                                      ----------
Net increase                                                           1,557,595

Net assets available for benefits:
   Beginning                                                           1,755,861
                                                                      ----------
   Ending                                                             $3,313,456
                                                                      ==========

   The accompanying notes are an integral part of these financial statements.

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                        (KNOWN AS URBAN OUTFITTERS, INC.
                   PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1.   Description of Plan:

     Effective July 1, 1999, the Urban Outfitters, Inc. (the "Company") Profit-Sharing Fund was amended and restated to allow eligible employees to make elective deferrals under Section 401(k) of the Internal Revenue Code (the "Code"), allow the Company to provide matching contributions under
     Section 401(m) of the Code, and change the name to the Urban Outfitters 401(k) Savings Plan. As a result of the change, all participants who were in the employ of Urban Outfitters, Inc. at June 30, 1999 became fully vested in their accounts.

     The following description of the Urban Outfitters, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

     General:
          The Plan is a defined contribution 401(k) plan covering all employees who have completed six months of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions:
          Participants may elect to contribute 1% to 20% of their eligible compensation, as defined, to the Plan, subject to certain limitations as outlined in the Plan.

          The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation). To be eligible for employer contributions, a participant must have completed one year of service. For the year ended December 31, 1999, the employer made matching contributions equal to 25% of the first 6% of an employees deferral amount. No additional discretionary contributions were made. Prior to July 1, 1999, contributions could only be made if the Company had profits; and the Company determined the amount of its contributions on a year to year basis. Additionally, the Company contribution was able to be made in cash or in stock of Urban Outfitters, Inc. However, if contributions were made in cash, they were immediately invested in Urban Outfitters, Inc. stock. In 1998, the Company made a discretionary contribution to the Plan in the amount of $198,000.

     Participant accounts:
          Each participant's account is credited with the participant's elective and rollover contributions and an allocation of the Company's contribution and Plan investment

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                        (KNOWN AS URBAN OUTFITTERS, INC.
                   PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1.   Description of Plan (continued):

     Participant accounts (continued):
          earnings, and charged with withdrawals and distributions and a share of Plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Effective July 1, 1999, for other than holdings of Urban Outfitters, Inc. common stock as of June 30, 1999 and Company discretionary contributions which will be used to purchase Urban Outfitters, Inc. common stock, participants are able to direct the investment of their accounts, including the purchase of additional shares of Urban Outfitters, Inc. common stock. Participants may change their self-directed investment options at any time.

     Vesting:
          Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company's contributions is graded over five years of credited service. Participants become 100% vested if separated from service on account of retirement, death or disability.

          Participants of the Urban Outfitters, Inc. Profit-Sharing Fund were 33% vested after three years of service, 66% vested after four years of service and 100% vested after five years of service. If the participant was employed with the Company on June 30, 1999, they became 100% vested.

     Forfeitures:
          Forfeited Company contributions are used first to offset the administrative expenses of the Plan and then, to reduce the employer's contributions for such plan year. At December 31, 1999 net assets available for benefits include approximately $52,000 of forfeited balances.

     Participant loans:
          Participants may borrow from their vested accounts a minimum of $500 and to a maximum equal to the lesser of $50,000 or 50% of the value of the participant's vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%. Principal and interest are paid ratably through payroll deductions.

     Payment of benefits:
           A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested. A participant whose vested account

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                        (KNOWN AS URBAN OUTFITTERS, INC.
                   PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1.   Description of Plan (continued):

     Payment of benefits (continued):
          exceeds $5,000 may elect to defer the payment of benefits until April 1 of the calendar year following the attainment of age 70 1/2.

          Separated participants may request an in-kind distribution of the portion of their account invested in Urban Outfitters, Inc. stock.

          Participants, upon attainment of age 59 1/2, may elect to receive in-service distributions. Hardship withdrawals are also permitted.

          At December 31, 1999, approximately $284,000 of the Plan's assets are allocated to the accounts of persons who have terminated employment with the Company but have not withdrawn from the Plan.

2.   Summary of significant accounting policies:

     Basis of accounting:
          The financial statements of the Plan are prepared using the accrual basis of accounting.

     Use of estimates:
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Payment of benefits:
          Benefits are recorded when paid.

     Valuation of investments:
           The Plan's investments are stated at fair value and are maintained by PNC Bank, N.A. Urban Outfitters, Inc. common stock is stated at fair value using quoted market prices from a national securities exchange. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

          Investments subject the Plan to a concentration of market risk. Investments are subject to

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                        (KNOWN AS URBAN OUTFITTERS, INC.
                   PROFIT-SHARING FUND PRIOR TO JULY 1, 1999)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


2.   Summary of significant accounting policies (continued):

     Valuation of investments (continued):
          market volatility which could have a material effect on participant account balances.

     Net appreciation in fair value of investments:
          The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

     Administrative expenses:
          The Company provides participant data services to the Plan at no charge. The Plan pays all administrative expenses.

3.   Net appreciation in fair value of investments:

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                              Amount
                                                            ----------
     Urban Outfitters, Inc. common stock                    $  995,627
     Registered investment companies                            54,630
                                                            ----------

                                                            $1,050,257
                                                            ==========

4.   Nonparticipant-directed investments:

     Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                                                                 December 31,
                                                          --------------------------
     Net assets:                                             1999            1998
                                                          ----------      ----------
     Urban Outfitters, Inc. common stock                  $2,407,947      $1,561,157
     Cash                                                     --                  42
     Employer contribution receivable                         --             198,000
     Accrued administrative fees                              --              (3,338)
                                                          ----------      ----------

                                                          $2,407,947      $1,755,861
                                                          ==========      ==========

                                                          Year ended
     Changes in net assets:                            December 31, 1999
                                                       -----------------

     Net appreciation                                     $  990,058
     Interest                                                  2,195
     Benefits paid to participants                          (333,150)
     Administrative expenses                                  (7,017)
                                                          ----------

                                                          $  652,086
                                                          ==========

5.   Plan termination:

     Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.   Tax status:

     The Plan has not yet received a determination letter from the Internal Revenue Service stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Prior to July 1, 1999, the Internal Revenue Service had determined and informed the Company by a letter dated October 13, 1994 that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code.

Plan Name: Urban Outfitters 401(k) Savings Plan                 Plan Number: 002
Plan Sponsor: Urban Outfitters, Inc.                            EIN: 23-2003332


      Schedule of Assets Held for Investment Purposes at December 31, 1999
                       Attachment for Schedule H, Line 4i


(a) (b) Identity of issue,   (c) Description of investment including maturity date,
        borrower, lessor, or      rate of interest, collateral, par,                                  (e) Current
        similar party             or maturity value                                      (d) Cost         value
----------------------------  ------------------------------------------------------     ---------     ----------
*** Urban Outfitters, Inc.    Common stock                                               1,173,415     2,438,184
    PNC Bank                  Pooled American Century Ultra Fund                            10,397        12,362
    PNC Bank                  Pooled American Century Equity Growth Fund                     3,888         4,203
    PNC Bank                  Pooled American Century GNMA Fund                              3,845         3,803
    PNC Bank                  Pooled American Century Income and Growth Fund                 7,890         8,568
    PNC Bank                  Pooled Fidelity Advisor Gov't Investment Fund                  5,597         5,515
    PNC Bank                  Pooled Janus Fund                                             31,641        33,882
    PNC Bank                  Pooled Janus Fund Growth and Income Fund                      51,476        60,776
    PNC Bank                  Pooled Janus Mercury Fund                                     78,828        97,548
    PNC Bank                  Pooled Janus Worldwide Fund                                   37,790        47,239
    PNC Bank                  Pooled BlackRock Index Equity Portfolio                       32,793        35,352
    PNC Bank                  Pooled BlackRock Money Market Fund                           520,025       526,272
    PNC Bank                  Pooled BlackRock Small Cap Growth Equity Portfolio             4,790         6,013
    Participant loans         Prime + 1%                                                         0         3,582

----------
*** Party-in-interest


                                      -11

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       URBAN OUTFITTERS 401(k) SAVINGS PLAN


Date: June 28, 2000                    By: /s/ Melanie Kirk
                                           ------------------
                                           Melanie Kirk
                                           Plan Administrator


                                      -12-